03014942

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RECEIVED MAR 8 2003 SEC PROCESSING SECTION WASH. D.C. 160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 065244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson River Analytics, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 South End Ave, Suite 6A
(No. and Street)

New York (City) NY (State) 10280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dr. Victor Valdivia 212-786-0094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas S. Gallo
(Name – *if individual, state last, first, middle name*)

2300 Victory Blvd. (Address) Staten Island (City) NY (State) 10314 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Tel: (718) 761-7616
Fax: (718) 761-7632

Thomas S. Gallo
Certified Public Accountant
2300 Victory Boulevard
Staten Island, New York 10314

To the stockholder of
Hudson River Analytics, Inc.,
CRC No. 119994

I have audited the accompanying balance sheet Hudson River Analytics, Inc., a New York S corporation, as of December 31, 2002 and the related statements of income, stockholder's equity, cash flows and the Computation of Net Capital Under Rule 15c for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson River Analytics, Inc as of December 31, 2002, and the results of its operations, cash flows and the Computation of Net Capital Under Rule 15c for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

Thomas S. Gallo, C.P.A.

February 10, 2003

Hudson River Analytics, Inc.
Balance Sheet
As of December 31, 2002

ASSETS

Current Assets:		
Cash in bank		$ 11,540
Fixed Assets:		
Computer Equipment (net of accumulated depreciation of $ 138)		1,064
Other Assets:		
NASD deposit		85
Total assets		$ 12,689

LIABILITIES and STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		$ 1,740
Long-term liabilities		- 0 -
Total liabilities		1,740
Stockholder's Equity:		
Common stock, no par value; stated value $1 per share; 200 shares authorized, issued and outstanding	200	
Additional paid in capital	31,129	
Accumulated deficit	(20,380)	
Total stockholder's equity		10,949
Total liabilities and stockholder's equity		$ 12,689

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Income and Stockholder's Equity
For the year ended December 31, 2002

Revenue		$ 1,438
General and Administrative Expenses:		
Organization costs	$ 3,937	
Dues and subscriptions	2,071	
Telephone expense	2,265	
Office expense	1,541	
Travel expense	8,299	
Business meals	492	
Professional fees	950	
Insurance	362	
State and local corporation fees	400	
Research expense	888	
Postage & Delivery	405	
Depreciation expense	138	
Bank charges	115	
Total general and administrative expenses		21,863
Net operating (loss)		(20,425)
Other Income/(Expenses):		
Interest income		45
Net income/(loss)		(20,380)
Retained earnings - January 1, 2002		- 0 -
Accumulated deficit		$ (20,380)

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Cash Flows
For the year ended December 31, 2002

Cash Flows From Operating Activities:	
Net loss	$ (20,380)
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation expense	138
Changes in assets and liabilities:	
NASD deposit	(85)
Accounts payable and accrued expenses	1,740
Net cash used from operating activities	(18,587)
Cash Flows From Investing Activities:	
Purchase of computer equipment	(1,202)
Net cash used from investing activities	(1,202)
Cash Flows From Financing Activities:	
Proceeds from capital stock	200
Proceeds from additional paid in capital	31,129
Net cash provided from financing activities	31,329
Net increase in cash	11,540
Cash at the beginning of the period	- 0 -
Cash at the end of the period	$ 11,540

Supplemental disclosures of cash flow information

Cash paid during the year ended December 31, 2002 for interest was - 0 -.

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Statements of Net Capital
December 31, 2002

Total Assets	$ 12,689
Total Liabilities	(1,740)
Net Worth	10,949
Total Non-allowable assets	(1,149)
Net Capital	9,800
Minimum net capital	5,000
Excess net capital	4,800
Aggregate Indebtedness	$ (1,740)
Return of Net Capital to Aggregate Indebtedness	18%

There is no material difference between the computation of net capital required as presented herein and that reported by the Company in Part IIa of Form X-17a-5 as of December 31, 2002.

The accompanying notes and auditor's report are an integral part of the financial statements.

Hudson River Analytics, Inc.
Notes to the Financial Statements
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

Hudson River Analytics, Inc. ("The Company") is a New York S corporation, formed on February 23, 2001. The Company was approved by the Security and Exchange Commission and admitted as a member of the National Association of Security Dealers as a Broker/Dealer on July 22, 2002.

(A) Accounting method:

The Company prepares its financial statements on the accrual basis of accounting.

(B) Fixed Assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight line method.

(C) Income taxes:

The financial statements contain no provision for income tax since the corporation is a Sub S Corporation. Income or losses of the corporation flows through to the individual stockholder who is responsible for including his share of the results of operations and other tax related items on his respective tax returns.

(D) Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The company is subject to the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months. At December 31, 2002, the Company had a net capital of $9,800 which was $4,800 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

Hudson River Analytics, Inc.
Supplementary Information
Schedule of Non-Allowable Assets
December 31, 2002

Account Name	Amount
Computer equipment	$ 1,064
NASD deposit	85
Total non-allowable assets	$ 1,149

Hudson River Analytics, Inc.
Supplementary Information
Schedule of Aggregate Indebtedness
December 31, 2002

Account Name	Amount
Accounts payable and accrued expenses	$ 1,740
Total aggregate indebtedness	$ 1,740

OATH OR AFFIRMATION

I, Victor Valdivia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson River Analytics, Inc., as of ______, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

LILY CHIU
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6010578
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2006

State of NY
County of NY
Sworn before me this 25th day of Feb 2003

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. } See balance sheet & statement of cash flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel: (718) 761-7616
Fax: (718) 761-7632

Thomas S. Gallo
Certified Public Accountant
2300 Victory Boulevard
Staten Island, New York 10314

Independent Accountant's report on Internal Accounting Control Required by SEC Rule 17a-5

To the stockholder of
Hudson River Analytics. Inc.,

In planning and performing my audit of the financial statements of Hudson River Analytics. Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission. I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that I considered relevant to the objectives stated in Rule 17a-5 (g) (1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemptions had not been complied with during the period. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures refereed to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such procedures. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas P. Yello, C.P.A.

February 10, 2003